822 Bishop St.
Honolulu, HI 96813
P. O. Box 3440
Honolulu, HI 96801-3440
www.alexanderbaldwin.com
Tel (808) 525-6611:
Fax (808) 525-6652

January 20, 2012

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Alexander & Baldwin, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-34187

Ladies and Gentlemen:

Reference is made to a letter dated December 29, 2011 (the “Comment Letter”) to Mr. Joel Wine, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company”), setting forth the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Company (the “Annual Report”).

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
January 19, 2012

Form 10-K for the Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis, page 33

1.
We note from the description of your business that you own 17 vessels. Please revise the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

The Company will prospectively comply with the Staff's request in future filings of the Company's annual reports on Form 10–K, by including a table in MD&A that provides additional information regarding vessels in the Company's fleet. This information is supplemental to the information regarding vessels provided on page 4 of the Company’s 2010 annual report on Form 10–K.

The following table provides an example of the requested information regarding the Company’s vessels as of December 31, 2010 (in millions):

	Original Acquisition Date	Original Purchase Price (1)	Net Book Value as of December 31, 2010
R. J. Pfeiffer	August 1992	$155	$62
Mokihana	January 1996	96	44
Manulani	June 2005	150	122
Mahimahi	January 1996	58	18
Manoa	January 1996	59	18
Manukai	September 2003	105	81
Maunawili	September 2004	102	81
Maunalei	September 2006	155	132
Kauai	September 1980	91	22
Maui	June 1978	77	15
Matsonia	October 1987	96	3
Lurline	August 1998	18	3
Lihue	January 1996	7	2
Waialeale	November 1991	11	4
Mauna Kea	August 1988	10	3
Mauna Loa	December 1984	11	2
Haleakala	December 1984	13	2
Moku Pahu	December 2009	6	6
Total vessels		$1,220	$620

(1)
Purchase price includes any subsequent expenditures for major renewals and betterments, which are capitalized. Replacements, maintenance, and repairs that do not improve or extend asset lives are charged to expense as incurred.

The Company plans to include the following disclosure that will accompany the above table:

The Company operates an integrated network of vessels, containers, and terminal equipment; therefore, in evaluating impairment, the Company groups its assets at the ocean transportation entity level, which represents the lowest level for which identifiable cash flows are available. The Company’s vessels and equipment are reviewed for possible impairment when events or circumstances, such as recurring operating losses, indicate that their carrying values may not be recoverable. In evaluating impairment, the estimated future undiscounted cash flows generated by the asset group are compared with the amount recorded for the asset group to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset group is reduced to estimated fair value. These asset impairment loss analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, expected useful lives of the assets, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing costs of maintenance and improvements of the assets, and thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, the Company’s financial condition or its future operating results could be materially impacted. To date, the Company has not recorded any impairment related to its vessels.

The Company respectfully submits to the Staff that a disclosure of estimated fair values of the Company’s vessels would not be meaningful to the users of the financial statements because the Company has no plans or intentions to sell any of its existing vessels, other than for scrap when a new vessel is purchased, since those vessels are integral to the Company's operations and the sale of a vessel would disrupt its ship deployment. Additionally, the market for qualified U.S. Jones Act container ships, such as those owned by the Company, is very different than the market for ships used in international trade. The market for U.S. Jones Act container ships is very illiquid due to the limited number of buyers and the few trade lanes in which the ships could be used. Owners must be U.S. citizens and the vessels must be used in U.S. coastwise trade. There are three primary U.S. coastwise ocean trade lanes in which the Company's ships could be used, one of which the Company already operates in. As a result, the U.S. Jones Act ship market remains illiquid, with the last known sale1 of a used Jones Act containership occurring in 1996, making the determination of market value difficult and subjective. Furthermore, the Company does not believe there are indicators of impairment for its asset group containing the vessels and expects that its ocean transportation business will remain profitable. The Company’s ocean transportation business has remained profitable, posting positive net income over 30 years. Since the ocean transportation division is a subsidiary of the Company, it does not have a standalone public market value. However, the Company’s total market capitalization as of December 31, 2010 was approximately $1.7 billion, which is more than 50 percent higher than the Company’s total book value of $1.1 billion as of the same date.

Item 8. Financial Statements, page 55
Note 5 – Property, page 73

2.	In light of the age of your vessels, please expand the table in Note 5 to include the net book value of each of your major asset classes.

The Company will prospectively, beginning with its annual report on Form 10–K for the year ended December 31, 2011, add the following footnote disclosure (updated as appropriate for 2011):

NOTE X:   PROPERTY

Property on the consolidated balance sheets includes the following (in millions):

	As of December 31, 2010
($ in thousands)	Cost	Accumulated Depreciation	Net Book Value
Vessels	$1,220	$(600)	$620
Machinery and equipment	661	(425)	236
Buildings	557	(86)	471
Land	236	--	236
Water, power and sewer systems	119	(84)	35
Other property improvements	108	(55)	53
Total	$2,901	$(1,250)	$1,651

	As of December 31, 2009
($ in thousands)	Cost	Accumulated Depreciation	Net Book Value
Vessels	$1,216	$(559)	$657
Machinery and equipment	609	(403)	206
Buildings	507	(84)	423
Land	165	--	165
Water, power and sewer systems	119	(81)	38
Other property improvements	99	(52)	47
Total	$2,715	$(1,179)	$1,536

Note 7 – Notes Payable and Long Term Debt, page 74

3.
We note from your disclosure here that your revolving credit facility agreements contain certain restrictive covenants, including covenants related to minimum unencumbered property investment values. In your response, please discuss each debt covenant related to the fair value and/or carrying value of assets. Your discussion should define each covenant, the credit facility to which it relates, and the calculation of the covenant as of the last date calculated.

The Unencumbered Investment Property test is the only covenant in the Company’s 2006 $225 million revolving senior credit facility (“Credit Facility”) with six commercial banks and its replenishing $400 million three-year unsecured note purchase and private shelf agreement (“Term Facility”) with Prudential Investment Management, Inc. and its affiliates that requires the Company to maintain a minimum value compared to the carrying value of assets. There is no covenant in the Credit Facility or Term Facility that requires the Company to measure or maintain a minimum value based on the fair value of assets. The Company calculates its minimum unencumbered property value covenant under its Credit Facility and its Term Facility by computing the aggregate book value of all Unencumbered Investment Properties, in each case as of the date of acquisition or completion of construction thereof, measured as of the end of the two most recent consecutive quarters. Unencumbered Investment Properties is defined as developed real estate owned by the Company, which is not subject to a mortgage or any other lien. The Unencumbered Investment Property Values for the quarters ended September 30, 2010 and December 31, 2010 were $632 million and $664 million, respectively, substantially in excess of the minimum required, which is $350 million.

Since the Company does not view a violation of this minimum unencumbered investment value covenant as reasonably likely within the next twelve months, the Company respectfully submits to the Staff that disclosure of the actual measurements under the facilities should not be required.

4.
Please clarify your disclosure regarding the amount of assets pledged to secure your indebtedness. See Rule 4-08(b) of Regulation S-X. In this regard, consider disclosing separately the amount of assets pledged with respect to your operations within the transportation, real estate and agribusiness industries.

The Company will prospectively, beginning with its annual report on Form 10–K for the year ended December 31, 2011, add the following disclosure following the discussion of the Company’s debt agreements:

The approximate book values of assets used in the Transportation and Real Estate Industries pledged as collateral under the foregoing credit agreements at December 31, 2010 were $284 million and $58 million, respectively. There were no assets used in the Agribusiness segment that were pledged as collateral.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-8425.

Sincerely,

/s/ Joel M. Wine
Joel M. Wine
Senior Vice President, Chief Financial Officer and Treasurer

cc:           Douglas Pasquale (Audit Committee)
Paul Higo (Deloitte & Touche LLP)

1 In 1996, Matson purchased six ships from American President Lines, LTD. (“APL”) in connection with APL’s exit from the Guam trade, which Matson then entered through the use of the ships.